[Hub International Letterhead]
September 19, 2005
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Jim B. Rosenberg
Re:	Hub International Limited Form 10-K for Fiscal Year Ended December 31, 2004 File No. 1-31310
Dear Mr. Rosenberg:
          We hereby acknowledge receipt of the comment letter dated September 14, 2005 from the staff of the Securities and Exchange Commission concerning the above captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
          Due to travel schedules of certain key personnel who need to be involved in the preparation and review of the response to your questions, we will not be in a position to respond within 10 business days as requested in your letter. This will confirm that we will provide a response by no later than October 15, 2005.
          Please contact the undersigned at (312) 279-4886 if you have any questions or require any further information in connection with this letter.
Sincerely,
HUB INTERNATIONAL LIMITED
/s/ MARIANNE D. PAINE
Marianne D. Paine
Chief Legal Officer